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EXHIBIT 11.1

                       OFFSHORE SYSTEMS INTERNATIONAL LTD.

                                 CODE OF ETHICS
       FOR DIRECTORS, CHIEF EXECUTIVE AND OTHER SENIOR FINANCIAL OFFICERS

Offshore Systems International Ltd. is committed to conducting business in accordance with all applicable laws, rules, regulations and stock exchange policies and the highest standards of business ethics. We are also committed to full and accurate financial disclosure in compliance with applicable laws. This Code of Ethics is applicable to anyone who holds the position of chief executive officer, president, chief financial officer or controller (and persons performing similar functions regardless of their titles) in the Company and in any of our subsidiary companies (together, "Senior Officers") and any directors of the Company and of any subsidiaries of the Company (together, "Directors"). This Code of Ethics sets forth specific policies to guide you in the performance of your duties.

As a Director or Senior Officer, you have a duty to not only comply with applicable laws, but also to conduct yourself in an honest and ethical manner and to help us foster a culture of high ethical standards and commitment to compliance with this Code of Ethics.

This Code of Ethics is intended to supplement any code of business conduct and ethics that may be adopted by the Company, if so adopted. You will also be bound by the requirements and standards set forth in any such code of business conduct and ethics, if adopted, as well as those set forth in this Code of Ethics and other applicable policies and procedures.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

You are required to comply with the laws, rules and regulations that govern the conduct of our business, both within the United States and Canada and in any other country where we conduct business. You must report any suspected violations in accordance with the section below entitled "Compliance with Code of Ethics."

CONFLICTS OF INTEREST

A conflict of interest occurs when your private interests interfere in any way, or to a reasonable and objective observer might appear to interfere, with the interests of the Company. Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and business relationships.

Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or reasonably appears to create a conflict of interest, you must make full disclosure of all facts and circumstances to, and obtain the written approval of, the Chair of the Board of Directors or, if the Chair of the Board of Directors is not available within a reasonable period of time, then the Chair of the Audit Committee .

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DISCLOSURE IN REPORTS AND DOCUMENTS

It is our policy to make full, fair, accurate, timely and understandable disclosure, in compliance with all applicable laws, rules and regulations, in all reports and documents that we file with, or submit to, the U.S. Securities and Exchange Commission and the securities commission of each province or territory in Canada in which we are a reporting issuer, and in all other public communications made by us. As a Director or Senior Officer, you are required to promote compliance with this policy by all employees and to abide by our standards, policies and procedures designed to promote compliance with this policy.

COMPLIANCE WITH THE CODE OF ETHICS

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to the Chair of the Board of Directors or, if the Chair of the Board of Directors is not available within a reasonable period of time, then the Chair of the Audit Committee. Neither you nor anyone else (including any employee or consultant) will be subject to retaliation because of a good faith report of a suspected violation. Violations of this Code of Ethics may result in disciplinary action, up to and including termination of employment or, in the case of a Director, recommendation for removal from the Board on which he or she sits.

The Board of Directors of the Company shall be charged with conducting an investigation of any alleged violation of this Code of Ethics within a reasonable time following receipt of a report of an alleged violation. The Board may, in its discretion, delegate to any one or more persons whom it deems appropriate (who may include Directors and persons outside the Company) the responsibility for conducting any such investigation and making recommendations concerning any proposed disciplinary action to the Board of Directors. The
Board of Directors shall determine, or shall designate one or more persons whom it deems appropriate to determine, what action shall be taken in response to any violation of this Code.

WAIVERS OF THE CODE OF ETHICS

If you wish to seek a waiver of the Code of Ethics you must make full disclosure of your particular circumstances to the Chairman of the Board of Directors. Any waiver shall require the written approval of the Chairman of the Board of Directors

NO RIGHTS CREATED

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's Directors and Senior Officers in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, shareholder or any other person or entity.

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